SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 15, 2002

VIVENDI UNIVERSAL

42, avenue de Friedland
75008 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Translation of the information contained in the Consolidated Financial Statements (‘Comptes Consolides’) section of Vivendi Universal’s Document de Reference registered with the Commission des operations des bourse on April     , 2002.

EXHIBIT LIST

Exhibit	Description
99.1	Translation of information contained in the Consolidated Financial Statements (‘Comptes Consolides’) section of Vivendi Universal’s Document de Reference provided to the Commission des operations des bourse.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

	By:	/s/ George E. Bushnell III

Name: George E. Bushnell III Title: Vice President

Date: April 15, 2002